                                                         May 21, 2005

VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

             Mastellone Hermanos S.A. Request for Withdrawal of Its
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        Post-Effective Amendment No. 1 to Form F-4 Registration Statement
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Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, Mastellone
Hermanos S.A. ("Registrant"), respectfully requests that the Securities and
Exchange Commission (the "Commission") consent to the withdrawal of the
Post-Effective Amendment No. 1 to the Registration Statement (File No.
333-122268) (the "Registration Statement") that was inadvertently filed as a
Pre-Effective Amendment to such Registration Statement with the Commission at 7:29 a.m. on May 16, 2005.

         The Registration Statement was incorrectly filed as a type F-4/A
Registration Statement instead of a type POS AM (Post-Effective Amendment)
Registration Statement due to a filing error. The Registration Statement has not yet been declared effective. The Registrant intends to immediately refile this
Post-Effective Amendment No. 1 as a Post-Effective Amendment (POS AM).

         Registrant respectfully submits that a withdrawal of the amendment to the Registration Statement (F-4/A) is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Catherine Jones at Shearman &
Sterling LLP, the Registrant's outside counsel at 212-848-8811.

                                          Very Truly Yours,

                                          /s/ Rodolfo D. Gonzalez

                                          Name: Rodolfo D. Gonzalez
                                          Title: Chief Financial Officer

Cc:  C. Jones (Shearman & Sterling LLP)

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